UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Fanbase Social Media, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-0712016
(Jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1115 Howell Mill Road Atlanta, Georgia 30318
(Address of principal executive offices)

(404) 394-9010
(Phone)

Class B Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Fanbase Social Media,  Inc..”, “Fanbase”, “we,” “us,” “our,” or the “Company” mean Fanbase Social Media, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Overview

Fanbase Social Media LLC was formed as a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to its current status as a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

Fanbase is a software platform that executes the "super app" business model that incorporates social media’s best features with Creator Economy monetization options. We aim to incorporate social media's best features with creator economy monetization options. The creator economy, also known as the influencer economy, is a software-facilitated economy that allows content creators and influencers to earn revenue from their creations (the “Creator Economy”).

Our strategy is to create an ecosystem that attracts partnerships with all strata of users, creators, and media producers, ranging from Gen-Z content creators to solopreneurs, schools, non-profits, and up to major media and content businesses. This ecosystem will enable direct-to-consumer distribution and monetization of compelling content while helping our partners attract audiences to the Fanbase platform.

Our platform allows users to:

•	follow other users for free,
•	subscribe to users for a monthly fee, and
•	monetize photo, video, live stream, audio conversations, and long-form content in a social network environment.

Fanbase allows users the power of choice, enabling anyone to place selected content and experiences behind paywalls to generate subscription and transactional revenue. Any user can be a creator on Fanbase. Today, Fanbase generates revenue from revenue shared on user-to-user subscriptions, purchased virtual tipping called “Love”, and merchandise e-commerce. As our focus is on generating value for creators, we aim to continuously optimize the options for creators in the Fanbase ecosystem.

Differentiation

Advertisers fuel traditional social media platforms like TikTok, Instagram, or Facebook. That means the brand's primary relationship is with companies, not creators. We believe that creators will continue migrating to a place where they can achieve financial freedom, independence, and future growth.

The Fanbase model was designed with the goal of streamlining user relationships "peer to peer" to create a suitable place for the bright future of the Creator Economy. With this in mind, it is important to consider that if any user can be a creator, and any creator can be a brand, the future relationship between brands and creators will be reshaped.

We believe that the Fanbase platform has the technology and vision to support that change, aiming to solve challenges for creators that many existing social media platforms do not solve, specifically:

1.	Fanbase creates an ecosystem where users/creators have the power of choice to be compensated for their content and their actions.
2.	Fanbase will never suppress content distribution to a user’s following (unless it violates our terms of service).
3.	Fanbase will never shadow-ban our user's content (unless it violates our terms of service).

We believe that this is all possible thanks to Fanbase being user and content-centric and not ad-centric. Accordingly, the decisions and features are always available, giving the most visibility to the user and the content they generate.

Fanbase never expects nor asks our users to quit other social networks; rather, we encourage users to think of Fanbase as their monetization hub and the other networks as opportunities to market premium content hosted on Fanbase.

Currently, users on our platform can do any or all of the following:

•	Follow any user for free
•	Subscribe to any user
•	Unlock a single post
•	Gain subscribers
•	Earn money
•	Reach all of your followers with every post
•	Create studio chat rooms open to all or optionally open only to subscribers
•	Publish images for free viewing or behind a paywall
•	Publish bite-size, mid-form, and long-form video content for free viewing or behind a paywall
•	Live stream

We believe the following are our competitive advantages:

•	At Fanbase, every user can monetize from day one, creating a hub for creators to link back to from other social and digital destinations.
•	Fanbase focuses on creator and viewer value over obligations to advertisers.
•	Unlike other social networks, Fanbase promises never to suppress user content discoverability from their full follower base (unless it violates our terms of services).
•	Fanbase will never shadow-ban users or creator partners (unless it violates our terms of services).
•	Through equity crowdfunding, Fanbase has built a loyal community, a core audience, and an investor base motivated to help Fanbase grow and succeed.
•	Fanbase is Black-Founded with a multiculturally diverse user base and audience in an era where we believe that diversity, equity, and inclusion are meaningful to partners and creators.
•	Fanbase deeply understands the inequity that creators face, bringing fairness to content creation and technology.
•	Fanbase is a hub-spoke model: a central place that consolidates the top social media features with a creator’s primary hub for monetization, enabling creators to optimize how they utilize other social networks and digital destinations to drive traffic to their content and profiles on Fanbase.

Monetization

Currently, users of the Fanbase platform can monetize their content in the following ways:

•	Fanbase Subscriptions
o	Users can subscribe to creators for exclusive content.
•	Digital Currency
o	"Love": Users purchase Love to tip creators.
•	Fanbase LIVE
o	Live streaming with monetization through Love and exclusive content.
•	Fanbase Audio
o	Audio rooms where creators can host conversations and receive Love tips.
•	Fanbase FLICKZ
o	Short-form video content monetized through Love.
•	Fanbase+ (Long-form video content)
o	Premium video content that can be unlocked with Love or subscriptions.
•	Stories & Media Posting
o	Image and video posts with Love-based monetization.
•	Messaging (Direct Message)
o	Private messaging with monetization through Love tips.

Our Market

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022). The Fanbase platform currently supports the Creator Economy through:

•	60,791 total Fanbase users have collectively earned $36,7720 in revenue since 2019.
•	33,827 supporters have paid a creator through subscription and micro-transactions (Loves).
•	Approximately 1,363,063 accounts have been registered and have grown at a 73% annual growth rate (AGR) over the last 12 months. This figure is influenced by an extraordinary surge in January 2025 due to the TikTok ban. 2024 Compound Monthly Growth Rate (CMGR) was 18.5%. These accounts include micro-creators, brands, and other entities across our platform.

Competition

Our primary competitors include the major social networks TikTok, Instagram, X, YouTube, Clubhouse, and Creator Economy businesses like Patreon. However, we note that the social media and Creator Economy are rapidly growing sectors. In fact, Fanbase encourages our users, creators, and partners to continue using other social networks as marketing vehicles for premium content hosted on Fanbase.

The competitive set of companies within the Creator Economy is diverse and continually evolving as the industry grows. The Creator Economy refers to the ecosystem of platforms, tools, and services that empower individuals, often called "creators," to produce and monetize their content, skills, or expertise. Here is an overview of some key segments and companies within this competitive set:

Content Creation Platforms:

•	YouTube: A video-sharing platform where creators upload and monetize videos.
•	TikTok: Known for short-form video content and a growing community of creators.
•	Instagram: Offers photo and video sharing, making it popular among influencers.
•	Twitch: Focused on live streaming, primarily for gamers, but expanding to other content niches.
•	Snapchat: Features short-lived content and filters used by influencers and brands.
•	Patreon: A platform where creators can receive ongoing financial support from fans.

These companies and platforms cater to different aspects of the Creator Economy, from content creation and distribution to monetization and community building. We believe that as the Creator Economy expands, new players like Fanbase emerge, and existing companies will adapt to meet the evolving needs of creators and their audiences.

Employees

The Company has 4 full time employees, 0 part time employees.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Intellectual Property

Pending Applications

EFS ID: 47219512

Application Number: 18082397

Title of Invention: Systems and Methods for Improved Social Media

Filing Date: December 15, 2022

EFS ID: 47219512

Application Number: 63/289,731

Title of Invention: Systems and Methods for Improved Social Media

Filing Date: December 21, 2021

Our pending provisional patents encompass the following functionalities and features:

•	Monetization in Audio Rooms: Be able to give and receive digital currency instantly while having a conversation inside an audio room.

•	Monetization in LIVE: Be able to give and receive digital currency instantly while having an audiovisual LIVE stream.

•	Big Love: Be able to give digital currency in larger amounts.

•	Content creator subscription in a mobile application: Be able to subscribe to a content creator inside a mobile application.

•	Unlock content through virtual currency: Be able to view exclusive content by giving digital currency and unlocking content.

•	Unlock audio rooms through virtual currency: Be able to participate in exclusive audio rooms by giving digital currency and unlocking room.

•	Migrate image, video, and profile from other Social Media Platforms: Allow users to automatically migrate their entire profile from external Social Media platforms into Fanbase.

•	Give content monetization statistics: Be able to visualize content creation monetization statistics in real time inside an app.

•	Branded Audio Rooms: Branded Audio Rooms enable Partners and brands to collaborate with creators and do untraditional advertising.

Fanbase Social Media, Inc. Active Trademark List

Trademark	Client Matter	Country	Case Type	Application No.	Filing Date	Publication Date	Registration No.	Registration Date	Intl. Reg. Number	Nat. Reg. Date	Status	Owner Name	Goods	Next Action(s) Due
FANBASE		United States		88005038	18- June 2018	14-May 2019	5973737	28-Jan-2020	1637973		Registered	Fanbase Social Media, Inc.	09 Int. Downloadable software in the nature of a mobile application that is a subscription based social media platform for bloggers, influencers, contributors, brands and advertisers to manage monetized marketing content to their subscribers and users	Section 8 & 15, First Renewal, 28-Jan-2025 – 28-Jan-2026
FANBASE FLICKZ		United States		97026494	14- Sep 2021	09-Aug 2022					Application Pending -	Fanbase Social Media, Inc.	09 Int. Downloadable software for creating, producing, editing, manipulating, transmitting, uploading, downloading, and sharing electronic media, multimedia content, videos, movies, pictures, images, text, photos, user-generated content, audio content, and information via the Internet and other communications networks	SOU Filed -
MICROCAST		United States		97587822	12- Sep 2022						Application Pending 1B	Fanbase Social Media, Inc.	035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.
MICROCAST MEDIA		United States		97579955	06- Sep 2022						Application Pending 1B		035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.
MICRO SUBSCRIBE		United States		97812388	02- Feb 2023						Application Pending 1B	Fanbase Social Media, Inc.	035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.
MICRO SUBSCRIPTION	86865- 349855	United States		97812377	26- Feb 2023						Application Pending 1B	Fanbase Social Media, Inc.	035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

The Company leases office space in Atlanta, Georgia. The lease term is from September 1, 2024, to January 31, 2030. Rent expense was $88,163 and $52,890 as of December 31, 2024 and 2023.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Fanbase Social Media LLC was a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

The Company is a social network application that allows users to follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. Accordingly, users have access to the monetization of their content from day one. We believe this enables users to be themselves rather than seeking paid promotions from established brands. The Company in-turn generates revenue from the sales of subscription, purchased features on the platform and merchandise ecommerce.

The Company’s cost of revenues includes music licensing, hosting, processor fees, user payments, merchandise, reimbursable expenses, and distribution and marketing costs.

The operating expenses for the Company consist of (i) research and development, (ii) sales and marketing and (iii) general and administrative.

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Years Ended December 31, 2024 and 2023

For the year ended December 31, 2024, the Company generated $106,651 in revenues compared to $105,928 for the year ended December 31, 2023, a $723 increase. The slight increase in revenues were due to the fact that even though our Monthly Active Users (“MAUs”) increased during 2024, the amount of users that create content within the platform (“Creators”) decreased. However, since the period ended June 30, 2024 we have seen a slight increase in content, accounting for the $723 increase in revenue.

Cost of revenue was $232,316 for the period ended December 31, 2024, as compared to $307,574 for the period ended December 31, 2023, a $75,258 decrease. The decrease was mainly driven by a reduction in music licensing and merchandise costs.

The Company had a negative gross profit was $125,665 for the period ended December 31, 2024 compared with a negative gross profit of $201,646 for the period ended December 31, 2023, a $75,981 decrease. The Company attributes this decrease in loss to the lower cost of revenue.

For period ended December 31, 2024 and December 31, 2023 operating expenses were $2,931,779 and $2,863,275 respectively, an increase of $68,504. The primary drivers of this change were the following:

•	A $147,287 increase in research and development due to the addition of new roles into the Development team.

•	A $161,837 decrease in sales and marketing as we reviewed and reduced our marketing budget to better align strategic campaigns.

•	a $83,054 increase in general and administrative expenses was primarily attributed to Corporate Compliance services contracted starting in 2024.

As a result of the foregoing, the Company generated a net loss of $3,090,196 for the period ended December 31, 2024, compared with a net loss of $3,069,300 for the period ended December 31, 2023.

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2024 and 2023

As of December 31, 2024, the Company’s cash on hand was $922,184. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2024, the Company had a net loss of $3,090,196 and an accumulated deficit of $11,419,012.

The Company’s current capital resources come from funds raised in a successful crowdfunding campaign, a Regulation CF offering, that has made cash available to the Company for general operating purposes and its current Regulation A offering. The Company launched the Regulation A offering launched on February 27, 2024. The Company intends to sell up to 2,556,391 shares of Class B Non-Voting Common Stock, plus issue up to 639,097 Bonus Shares (as defined in that offering statement), for an aggregate of 3,195,488 Class B Non-Voting shares of Common Stock and maximum offering proceeds of $17,000,000. As of April 14, 2025 the Company has sold 1,450,672 shares of Class B Non-Voting Common Stock and 66,566 bonus shares of Class B Non-Voting Common Stock for aggregate proceeds of $9,982,853.11, including $335,884.31 in ancillary fees.

The Company is currently operating with a monthly burn rate of approximately $460,000. We currently have a financial runway of ten and a half months and expect to extend this to a full year by mid-2025. As anticipated, while we aim to optimize efficiency, we expected this gradual increase in our cost structure as we strategically expanded our development and marketing teams.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations

Fanbase intends to be a leader in the Creator Economy market. As part of its plan of operations, the Company intends to execute the following milestones over the course of the next 12 months:

•	Evolving the software platform:

○	Enhanced creator marketing & monetization tools
○	Enhanced algorithms for content personalization
○	Generative and other Artificial Intelligence tools for users, creators, and Fanbase team
○	Integrations with 3rd parties to expedite GTM and scale
○	Patents and IP protection
○	Music Licensing

•	Team Growth
•	Creator Acquisition & Monetization
•	Partner Acquisition

○	This strategy involves collaborating with other organizations and individuals including but not limited to, content creators and influencers). Fanbase may grow through affiliate marketing and ambassador programs, loyalty programs, joint ventures, co-branding, channel partnership, resellers and NGOs.

•	Original Content Creation

○	Focusing on content involves curating and encouraging the creation of engaging, high-quality content that resonates with the target audience. These efforts will include product content, editorial content such as press junkets and podcasts and owned content series that we believe will provide opportunities for partnerships

Research and Development

•	We plan to progressively and strategically grow our product team allowing us tackle various verticals in parallel, start developing disruptive increments and continuing automating some of our workflows such as testing.
•	We intend to invest in infrastructure to start owning the layers beyond our software.

With the addition of new strategic roles such as the addition of an Atlanta based Product Owner and Development team growth, we are prepping to kick off our multi-year plan by the end of Q2 2025. Below are the key steps we will focus on:

•	Using Data to Make Better Decisions

•	Leverage advanced analytics tools (e.g., Branch.io) to enable deeper attribution insights for more informed decision-making.
•	Create focused customer journeys by analyzing detailed demographic and psychographic data
•	Upgrade our insights system to support smarter business strategies

•	Boosting User Engagement and Reducing Churn

o	Continuously enhance our algorithm to improve user experiences across all platforms.
o	Build a gamified system to increase user participation and loyalty.

•	Growing Our Content Creator Network:

o	Set up marketing teams focused on specific niches (fitness, music, sports, etc.).
o	Expand incentive programs to attract more content creators.

•	Strengthening Partnerships

•	Create a dedicated team and structure for forming partnerships with brands, nonprofits, and other organizations.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022).

According to Goldman Sachs Research, the ongoing growth of the Creator Economy will likely benefit companies that possess a combination of factors, including a large global user base, access to substantial capital, robust AI-powered recommendation engines, versatile monetization tools, comprehensive data analytics, and integrated e-commerce options. We believe Fanbase is aligned to capitalize on the growth in the Creator Economy.

Below are a list of potential trends that we believe could shape the Creator Economy in 2025:

•	New Monetization Models: Creators will experiment with alternative monetization models beyond traditional ads and sponsorships, such as subscriptions, direct fan support, and hybrid revenue streams.
•	AI-Enhanced Content Creation: AI tools will become more sophisticated, assisting creators in content generation, editing, and optimization, enhancing efficiency and creativity.
•	Community-Led Platforms: Creator-centric platforms prioritizing community building and direct fan engagement will gain momentum, challenging traditional social media giants.
•	Data Privacy and Ownership: Creators will emphasize data privacy and ownership more, potentially leveraging blockchain for more secure data handling and sharing.
•	Content Syndication: Creators will explore syndicating their content across multiple platforms and ecosystems, diversifying their reach and income streams.
•	Personal Brand Partnerships: Collaboration between creators and brands will continue to grow, with a focus on authentic, long-term partnerships that align with the creator's personal brand.
•	Live Streaming Evolution: Live streaming will become even more interactive and immersive with the integration of augmented reality (AR), virtual reality (VR), and enhanced viewer engagement features.

We believe the Creator Economy is dynamic and trends can evolve rapidly. Creators and platforms will iterate and quickly adapt to emerging technologies and changing user preferences. We anticipate that these market trends will positively impact the operating segments of the Company.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the Company’s officers and directors as of April 25, 2025. All of the officers and directors work with the Company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full- time
Executive Officers:
Isaac Hayes III	Founder, CEO, President	49	April 2018 - Present	Full-time
Ramiro Canovas	COO/CTO/Marketing Coordinator	43	April 2018 - Present	Full-time

Directors:
Isaac Hayes III	Director	49	April 2018 - Present

Isaac Hayes III, Founder Chief Executive Officer and Director

Since April 2018 Mr. Hayes has served as Chief Executive Officer, President and Director of the Company. Since 2013 he has also served as the Chief Executive Officer of Isaac Hayes Enterprises. His responsibilities include managing the name, image, likeness, and intellectual assets of the late Isaac Hayes. Further, since March 2006 Mr. Hayes has been the owner of Chartcontrol LLC. His responsibilities include those of a songwriter/producer. Currently, Fanbase is Mr. Hayes primary role and focus.

Ramiro Canovas, Chief Technology Officer, Chief Operating Officer and Marketing Coordinator

Since April 2018, Mr. Canovas has served as the Chief Technology Officer. In June 2023 he was appointed as the Chief Operating Officer and in November 2023 he was appointed the Marketing Coordinator of Fanbase. At Fanbase Mr. Canovas is in charge of all of the technology layers of the product from development to integrations to data analytics. He also leads day-to-day operations within the Company, helping lead execution.  Mr. Canovas is also the founder and Chief Executive Officer of ConsultR since January 2012. ConsultR is a lead digital agency specializing in web and native development. Mr. Canovas has a BBA in computer information systems from Mercer University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024, we had two individuals who were either executive officers or directors during the year. We compensated them as follows.

Name	Capacity in which compensation was received ($)	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Ramiro Canovas	CTO, COO and Marketing Coordinator	$60,000	(1)(2)		(1)(2)	$60,000	(1)(2)
Isaac Hayes III	Director	$50,000				$50,000

(1)	The company also has a consulting agreement with ConsultR where Ramiro Canovas, the Company’s CTO, COO and Marketing Coordinator is the founder and Chief Executive Officer. The Company paid ConsultR $1,484,908.18 in 2024. Under our current agreement with ConsultR the Company pays approximately $135,000 per month; see, “Interest of Management and other in Certain Transactions”.

(2)	The Company pays Ramiro Canovas fees associated with his role as Marketing Coordinator in the amount of $5,000 per month. In 2023 the Company paid Ramiro $60,000 for services provided related to his role as Marketing Coordinator.

The Company intends to enter into an employment agreement with Mr. Hayes once certain financial milestones are met.

We compensated our sole director in his capacity as a director as described above.

On December 22, 2023 the Company created the Fanbase Social Media, Inc. 2023 Stock Plan (the “ 2023 Stock Plan”). Pursuant to the Stock Plan 1,274,050 shares of Class B Non-Voting Common Stock have been reserved. As of February 3, 2025, options for 350,000 shares of Class B Non-Voting Common Stock have been issued and remain outstanding pursuant to the 2023 Stock Plan as well as options for 75,950 shares that were issued outside of the plan.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of April 25, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Voting Common Stock	Isaac Hayes III	16,625,000 shares of Class A Voting Common Stock	0	69.1%
	All executive officers and directors as a group	16,625,000 shares of Class A Voting Common Stock	0	69.1%

(1)	The address for each beneficial owner is c/o Fanbase Social Media, Inc. 737 Ellsworth Ind. Blvd. Atlanta, Georgia 30318.

(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

ConsultR

The Company’s CTO is the owner of the Company’s primary vendor, ConsultR. ConsultR is also a Class B Non-Voting Common Stockholder of the Company’s stock. ConsultR provides app development services in relation to the Company’s app.

On January 1, 2023 the Company entered into a consulting agreement with ConsultR. The consulting agreement expired on December 31, 2023. The Company renewed this agreement with ConsultR on January 8, 2024.

Pursuant to the terms of the consulting agreement, the Company pays a monthly amount to ConsultR for all app development services. This amount varies but is approximately $135,000 per month currently. For the years ended December 31, 2024 and December 31, 2023 the Company paid ConsultR fees associated with the development and programming of their app in the amount of $1,484,908.18 and $1,346,801, respectively. These amounts are included in the research and development expenses on the income statement.

For the six months ended June 30, 2024 and June 30, 2023 the Company paid fees associated with the development and programming of their app in the amounts of $757,962 and $762,320, respectively. These amounts are included in the research and development expenses on the income statement. As of June 30, 2024 and June 30, 2023, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

On December 19, 2019, the Company issued 875,000 shares of Class B Non-Voting Common Stock to ConsultR. On February 2, 2024, the Company granted options to employees of ConsultR for 13,500 shares of Class B Non-Voting Common Stock . The options have an exercises price of $3.95, and 25% vested on February 6, 2025 and 1/48 of the total vest monthly thereafter.

Item 6. OTHER INFORMATION

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

FANBASE SOCIAL MEDIA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Ascent | CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE | Suite 115
Atlanta, GA 30326
ascentcpa.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
of Fanbase Social Media, Inc.

Opinion

We have audited the accompanying financial statements of Fanbase Social Media, Inc. (a Delaware corporation) (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations. Management’s evaluation of the events and conditions and management’s plans to mitigate those matters are also described in Note 8. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ascent CPA Group, LLC

April 18, 2025

Atlanta, Georgia

FANBASE SOCIAL MEDIA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
ASSETS
Current Assets
Cash and cash equivalents	$922,184	$695,070
Prepaid expenses	173,029	87,109
Total current assets	1,095,213	782,179

Non-current Assets
Investment at cost	50,025	50,000
Property and equipment, net	51,950	72,178
Security deposit	16,802	27,165
Right of use assets	961,585	55,465
Total non-current assets	1,080,362	204,808
Total assets	$2,175,575	$986,987

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current Liabilities
Accounts payable and accrued expenses	$83,328	$241,127
Micropayment liabilities	200,432	171,328
Lease obligation, current portion	136,994	57,070
Total current liabilities	420,754	469,525

Long-term Liabilities
Lease obligation, long-term portion	865,327	-
Total liabilities	1,286,081	469,525

Stockholders' Equity
Class A voting common stock, $.01 par value, 18,300,000 shares authorized, 16,625,000 shares issued and outstanding as of both December 31, 2024 and 2023	166,250	166,250
Class B non-voting common stock, $.01 par value, 20,000,000 shares authorized, 6,702,845 and 6,097,506 shares issued and outstanding as of December 31, 2024 and 2023	67,028	60,975
Additional paid-in capital	13,688,063	9,868,845
Equity issuance costs	(1,274,103)	(1,007,879)
Subscription receivable	(338,732)	(241,913)
Accumulated deficit	(11,419,012)	(8,328,816)

Total stockholders' equity	889,494	517,462
Total liabilities and stockholders' equity	$2,175,575	$986,987

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
Revenue	$106,651	$105,928
Cost of revenue	232,316	307,574
Gross profit (loss)	(125,665)	(201,646)

Operating expenses
Research and development	1,644,397	1,497,110
Sales and marketing	203,133	364,970
General and administrative	1,084,249	1,001,195
Total operating expenses	2,931,779	2,863,275

Loss from operations	(3,057,444)	(3,064,921)

Other income	3,336	3,640
Interest expense	(36,088)	(8,019)
Net loss	$(3,090,196)	$(3,069,300)

Weighted average common shares outstanding - basic and diluted	23,327,845	22,722,506
Net loss per common share - basic and diluted	$(0.13)	$(0.14)

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock								Total
	Class A Voting		Class B Non-Voting		Additional	Equity	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Issuance Costs	Receivable	Deficit	Equity
Balance at December 31, 2022	16,625,000	$166,250	5,362,062	$53,621	$7,117,468	$(752,516)	$(215,707)	$(5,259,516)	$1,109,600

Issuance of common stock pursuant to Regulation CF	-	-	735,444	7,354	2,751,377	-	(26,206)	-	2,732,525
Equity issuance costs	-	-	-	-	-	(255,363)	-	-	(255,363)
Net loss	-	-	-	-	-	-	-	(3,069,300)	(3,069,300)
Balance at December 31, 2023	16,625,000	$166,250	6,097,506	$60,975	$9,868,845	$(1,007,879)	$(241,913)	$(8,328,816)	$517,462

Proceeds from 2023 Regulation CF issuance	-	-	-	-	-	-	241,913	-	241,913
Issuance of common stock pursuant to Regulation A	-	-	605,339	6,053	3,819,218	-	(338,732)	-	3,486,539
Equity issuance costs	-	-	-	-	-	(266,224)	-	-	(266,224)
Net loss	-	-	-	-	-	-	-	(3,090,196)	(3,090,196)
Balance at December 31, 2024	16,625,000	$166,250	6,702,845	$67,028	$13,688,063	$(1,274,103)	$(338,732)	$(11,419,012)	$889,494

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
Cash flows from operating activities
Net loss	$(3,090,196)	$(3,069,300)
Depreciation	26,778	40,422
Right of use asset amortization	103,888	64,414
Adjustments to reconcile net loss to
net cash flows used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(85,920)	15,573
Security deposit	10,363	-
Accounts payable and accrued expenses	(157,799)	29,278
Micropayment liabilities	29,104	27,523
Lease liability	(64,757)	(65,673)
Net cash used in operating activities	(3,228,539)	(2,957,763)

Cash flows from investing activities
Purchase of property and equipment	(6,550)	(38,060)
Net cash used in investing activities	(6,550)	(38,060)

Cash flows from financing activities
Investment purchased	(25)	-
Proceeds from issuance of common stock, net of issuance costs	3,462,228	2,477,162
Net cash provided by financing activities	3,462,203	2,477,162

Net increase (decrease) in cash and cash equivalents	227,114	(518,661)

Cash and cash equivalents, beginning of year	695,070	1,213,731
Cash and cash equivalents, end of year	$922,184	$695,070

Supplemental disclosure of cash activities:
Cash paid for interest	$36,088	$8,019
Cash paid for income taxes	$-	$-

Supplemental disclosure of noncash investing and financing activities:
Issuance of common stock as equity issuance costs	$-	$80,418

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.	ORGANIZATION AND NATURE OF BUSINESS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the “Company”). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for free, and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment, and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1,000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, exceeded federally insured limits. As of December 31, 2024 and 2023, the Company’s cash and cash equivalents exceeded FDIC insured limits by $651,879 and $443,737, respectively. However, the Company has not experienced any losses due to bank failure.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years
Furniture and fixtures	5 years
Leasehold improvements	3 to 10 years
TVs	5 years
Audio/Video equipment	5 years

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in Connection with the resolution of any related appeals or other legal processes.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company has experienced income tax net operating losses (“NOL”) of approximately $3,090,196 and $3,069,300 for 2024 and 2023, respectively. These NOL’s create a tax asset – deferred income taxes of approximately $815,503 and $809,988 for 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had cumulative NOL carryforwards of $11,417,206 and $8,327,010, respectively. These NOL carryforwards create a tax asset – deferred income taxes of approximately $3,013,000 and $2,197,498 as of December 31, 2024 and 2023, respectively. The Company’s NOL is carried forward to future years and deductible against 80% of the future years’ taxable income, until it is fully absorbed. Due to the recent startup nature of the Company’s operations, it is uncertain whether the Company will realize this tax asset – deferred income taxes in the future years, therefore management has established a valuation allowance of the full $3,013,000 and $2,197,498 against the deferred tax assets as of December 31, 2024 and 2023, respectively.

The Company’s tax returns for the years ending December 31, 2021 and later are subject to examination by applicable taxing authorities.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from: 1. subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. 2. Love package purchases from the app stores that allow users to give “Loves” to other users and unlock specific exclusive content. 3. Merchandise Ecommerce. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising expenses are recognized as incurred. During the years ended December 31, 2024 and 2023, the Company expensed advertising and marketing costs of approximately $30,000 in each year.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2024 and 2023.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosure. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 820 establishes fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Accounting for Leases

The Company determines if an arrangement is a lease at inception and categorizes it as either operating or finance based on the criteria of ASC 842. An arrangement contains a lease when the arrangement conveys the right to control the use of an identified asset over the lease term. Operating leases are recorded in the balance sheets. The Company currently does not have any finance leases.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The leases typically do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. Right of use assets are recognized at the lease commencement date at the value of the lease liability, adjusted for any lease payments made prior to commencement and exclude lease incentives and initial direct costs incurred. The lease terms include all non-cancelable periods and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the expected lease term.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Micropayment Liabilities

The Company records liabilities for content creator account balances and users’ unused purchased virtual tipping called “Loves” which are paid out to content creators upon redemption. The Company pays content creators 50% of all revenue generated in the platform and deposits amounts directly into content creator’s bank account on the first of every month after having met the minimum amount.

Subsequent Events

Subsequent events have been evaluated through April 18, 2025 which is the date the financial statements were available to be issued.

3.	INVESTMENT AT COST

The Company holds an investment in the preferred stock of a social media app company. This investment provides the Company with certain preferential rights over common stockholders, including priority over dividend distribution and liquidation preferences.

The investment in preferred stock is accounted for under the cost method in accordance with ASC 321, Investment – Equity Securities. This method is applied because the fair value of the preferred stock is not readily determinable due to the lack of an active market.

At year end, the Company assesses whether there are indicators that the investment in the preferred stock is impaired. If such indicators exist and the carrying amount exceeds the fair value, an impairment loss is recognized in earnings. For the years ending December 31, 2024 and 2023, no impairment losses were recognized.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

4.	PROPERTY AND EQUIPMENT

As of December 31, 2024 and 2023, property and equipment consists of the following:

	12/31/2024	12/31/2023
Computers	$10,000	$8,992
Furniture and fixtures	16,079	16,079
Leasehold improvements	77,206	71,663
TVs	13,171	13,171
Audio/video equipment	41,660	41,660

Property and equipment, at cost	158,116	151,565
Accumulated depreciation	(106,166)	(79,387)

Property and equipment, net	$51,950	$72,178

During the year ended December 31, 2024 and 2023, depreciation expense was $26,778 and $40,422, respectively.

5.	OPERATING LEASE

The Company leases space in Atlanta, Georgia under a non-cancelable operating lease agreement for office space with remaining lease terms of approximately 5 years.

The following is a summary of information related to operating leases as of December 31, 2024:

Annual lease cost:	$247,022
Weighted average remaining lease term:	61 months
Discount rate:	10%

The discount rate is estimated using the Company’s incremental borrowing rate.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5.	OPERATING LEASE (CONTINUED)

The following summarizes the future maturity of lease liabilities as of December 31, 2024:

	Lease	Imputed	Lease
Year ending December 31,	Payments	Interest	Liability
2025	$230,694	$93,700	$136,994
2026	237,615	79,017	158,598
2027	244,743	62,062	182,681
2028	275,499	41,984	233,514
2029	283,764	17,146	266,618
2030	24,115	199	23,916

	$1,296,430	$294,109	$1,002,321

During the year ended December 31, 2024, the Company entered into an arrangement with the Chief Executive Officer. Under this arrangement, the Chief Executive Officer has agreed to contribute $4,000 a month toward the lease payments for the Company’s office space. During the year ended December 31, 2024, the total amount contributed by the Chief Executive Officer was $13,280 and was recorded as a reduction in the lease expense.

6.	STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 18,300,000 Class A voting Common Shares with a par value of $0.01. As of December 31, 2024 and 2023, Class A Common Shares in the amount of 16,625,000, have been issued and are outstanding.

The Company is authorized to issue 20,000,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2024 and 2023, Class B Common Shares in the amount of 6,702,845 and 6,097,506, respectively, have been issued and are outstanding.

In February 2024, the Company approved a stock option plan (the “Plan”) that provides for the granting of options to purchase shares of the Company’s Class B Non-Voting Common Stock to employees, officers, and consultants. The maximum number of shares authorized for issuance under the plan is 1,274,050. The Company granted options under the plan to acquire up to 382,000 shares at an exercise price per share equal to $3.95. Such options have a term of 10 years, subject to earlier expiration upon the termination of the optionee’s service with the Company. Vesting is contingent upon the optionee’s completion of continuous service over a period of one to six years with a portion of options partially vesting on the commencement date.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6.	STOCKHOLDERS’ EQUITY (CONTINUED)

Additionally, the Company approved a non-plan option grant to a consultant to purchase 75,950 shares at an exercise price equal to $3.95. 66% of the shares vest when optionee completes 24 months of continuous service, and 34% of the shares vest in 12 equal monthly installments when optionee completes each month of continuous service thereafter.

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The fair value of stock options is determined on the grant date using an option-pricing model and is expensed over the requisite service period as the options vest.

During 2024, certain stock options have partially vested. The strike price of these options exceeds the estimated fair market value of the Company’s common stock, resulting in a calculated fair value that is immaterial based on the assumptions used in the valuation model. Consequently, no compensation expense has been recognized for these options in the financial statements.

On February 26, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 2,556,391 shares of Class B Non-Voting Common Stock, plus issue up to 639,097 Bonus Shares (as defined in that offering statement), for an aggregate of 3,195,488 Class B Non-Voting shares of Common Stock and maximum offering proceeds of $17,000,000. As of April 14th, 2025 the Company has sold 1,450,672 shares of Class B Non-Voting Common Stock and 66,566 bonus shares of Class B Non-Voting Common Stock for aggregate proceeds of $9,982,853.11, including $335,884.31 in ancillary fees.

7.	RELATED PARTIES

The Company’s Chief Technology Officer, Chief Operating Officer and Marketing Coordinator is the owner of the Company’s sole third party service provider, providing app development and programming services to the Company. The service provider is also a Class B shareholder of The Company. For the years ended December 31, 2024 and 2023, the Company paid the service provider fees associated with the development and programing of their app in the amounts of $1,458,608 and $1,346,800, respectively. These amounts are included in the research and development expenses on the income statement. Additionally, the Company pays the executive officer for their role as the Marketing Coordinator $5,000 per month. For the years ended December 31, 2024 and 2023, the Company paid $60,000 and $10,000, respectively, for services provided related to their role as Marketing Coordinator. These amounts are included in the sales and marketing expenses on the income statement. As of December 31, 2024 and 2023, accounts payable included $0 owed to the related party.

See independent auditors’ report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7.	RELATED PARTIES (CONTINUED)

During the year ended December 31, 2024, the Company paid the Chief Executive Officer $50,000 for their role as the Chief Executive Officer. Additionally, see Note 5 regarding lease assistance provided by the Chief Executive Officer.

8.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties. See Note 6 for details regarding 2025 Regulation A offering.

See independent auditors’ report and accompanying notes to the financial statements.

Item 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Amendment to the Amended and Restated Certificate of Incorporation (November 2023)*
2.3	Amendment to the Amended and Restated Certificate of Incorporation (January 2024)*
2.4	Bylaws*
6.1	Consulting Agreement with ConsultR dated January 1, 2023*
6.2	Consulting Agreement with ConsultR dated January 8, 2024*
6.3	Employee Incentive Plan*
8.1	Form of Escrow Agreement*

* Filed as an exhibit to the Fanbase Social Media, Inc. Regulation A Offering Statement on Form 1-A (Commission File No.  024-12394).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fanbase Social Media, Inc.

By	/s/ Isaac Hayes III
Isaac Hayes III, Founder, President and Chief Executive Officer of
Fanbase Social Media, Inc.
Date: April 25, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Isaac Hayes III
Isaac Hayes III,
Executive Chair of the Board, Chief Executive Officer,
Chief Financial Officer Chief Accounting Officer and Sole
Director
Date: April 25, 2025